

June 29, 2023

Emmanuel Babeau
Chief Financial Officer
Philip Morris International Inc.
677 Washington Blvd, Suite 1100
Stamford, Connecticut 06901

  Re: Philip Morris International Inc.
    Form 10-K for the Year Ended December 31, 2022
    Filed February 10, 2023
    File No. 001-33708

Dear Emmanuel Babeau:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Risk Factors
A sustained period of elevated inflation, page 13

1. We note your risk factor indicating that inflation could affect your material costs, wages, energy and transportation costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

PMI Shipment Volume, page 34

2. We note your statement that following the deconsolidation of RBH, you continue to report the volume of brands sold by RBH in which other PMI subsidiaries own the trademark. Please revise to quantify the amounts of volume of RBH included in your tables.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Summary, page 39

3. Your disclosure indicates that you have faced significant inflationary forces and that such inflationary pressures are growing and could continue in upcoming quarters. In this regard, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the combined impact of inflation on cost of sales, gross profit, inventory and taxes.

Financial Summary, page 39

4. In a related matter, please expand your disclosure in future filings to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company. In addition, update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Item. 8 Financial Statements and Supplementary Data
Consolidated Statement of Earnings, page 70

5. We note your presentation of revenues, including excise taxes on the face of your statement of earnings. We also note that you have elected to present revenue on net basis of these excise taxes. Please tell us why you believe the gross presentation of revenues does not represent a non-GAAP measure.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Inventories, page 80

6. You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market, or the lower of cost or net realizable value, and revise your disclosures accordingly. See ASC 330-10-35-1B and ASC 905-330-30-1.

Emmanuel Babeau
Philip Morris International Inc.
June 29, 2023
Page 3

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing